**Molino Papel Escribir, Imprimir, Embalar**
Teléfonos (043) 401224 - 401221
**Planta Sacos**
Teléfonos (043) 401235 - 401236
**Planta Bolsas**
Teléfonos (043) 401094 - 401095

**Formas Continuas, Resmas, Resmillas**
Teléfonos (043) 401349 - (02) 2398702
**CORIALSA (Productos Escolares Alpes)**
Teléfonos (041) 332419 - 332405 - 332428
[redacted] 01380 - 401381

MANPA

**Oficina Principal**
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

02028656

Rule 12g3-2 (b) File N° 82-4240

Caracas, april 22nd , 2002

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington DC 20549**
**U.S.A.**

SUPPL

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

dlw 4/25

Very truly yours,

**Leticia Level**
**Corporate Treasurer**
**llevel@manpa.com.ve**
Fax N° 58-212-901-23-17

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------------

[Letterhead of Manpa]

Caracas, February 6, 2002.

Citizen

President of the NATIONAL SECURITIES COMMISSION

Your Office.

This is to inform you that the negotiating process carried out by a majority shareholders' group of this company together with KIMBERLY-CLARK, related to a likely Public Offer of Acquisition of MANPA Shares, has been discontinued by such company, pursuant to the decision made by the Board of Directors based on the current Latin American financial situation, reasons that Kimberly-Clark will timely inform in public.

Such decision was notified to MANPA Board of Directors as of today; therefore, we immediately inform that entity thereof in compliance with the provisions of Article 119 of the Capital Market Law in parallel with Article 1 of the Regulations Associated to Capital Market Transparency.

Sincerely,

ALEJANDRO DELFINO T. (signed) Illegible.

Executive President.--------------------------------------------------------------------------

[Letterhead of Manpa]

Caracas, February 6, 2002.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Citizen

President of the NATIONAL SECURITIES COMMISSION

Your Office.

For the purposes of your duly approval, I attach hereto the notification that will be published in the local newspaper for the **General Shareholders' Meeting** of this company, which date has been set for February 14, 2002. Likewise, we attach hereto the following documents:

- Financial statements of the year ended on December 31, 2000.
- Proposals to be submitted to the Board of Directors.

Having no further matter to discuss,

Sincerely,

ALEJANDRO DELFINO T. (signed) Illegible.

Executive President.

Enclose as indicated.------------------------------------------------------------------------

[Letterhead of Manpa]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-In Bs. 22,940,094,240.00**

**NOTIFICATION**

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on February 14, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Agreeing upon an extraordinary dividend to be allocated to shareholders according to the proposal to be submitted to the Board of Directors.
2) Authorizing reclassification of the equity provision of the Financial Statements called Updated Net Balance for the Sole Use of Future Capital Increases, pursuant to the proposal to be submitted to the Board of Directors.

Shareholders are hereby inform that the proposal to the Board of Directors referred to in this notice are at your disposition in the company premises from the date of publishing this notification.

Caracas, February 8, 2002.

For the **BOARD OF DIRECTORS**.

**CARLOS DELFINO T. President.**--------------------------------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**STATE OF EARNINGS**

For the year ended December 31, 2000 stated in constant bolivars at December 31, 2000 (Stated in thousands of bolivars)

| | |
|---|---|
| Net sales | 146,973,395 |
| Cost of sales | (107,162,069) |
| **Gross profit** | 39,811,326 |
| Sales expenses | 19,527,099 |
| Administration expenses | 8,936,854 |
| | 28,463,953 |
| **Operating profits** | **11,347,373** |
| Other income: | |
| Dividends earned | 1,886,082 |
| Profits from sales of assets | 36,615 |
| Others, net | (3,038,883) |
| | (1,116,186) |
| Integral financing income (cost): | |
| Interests on deposits | 192,130 |
| Interests expenses | (10,492,869) |
| Exchange difference, net | (2,537,846) |
| Monetary gain | 7,527,545 |
| | (5,311,040) |
| **Income before tax** | **4,920,147** |
| Income tax provision | 922,104 |

| | |
|---|---|
| | 922,904 |
| Profit before participating in results from affiliates | **3,998,043** |
| Participation in results from affiliates | 92,621 |
| Net profit | **4,090,664** |

Stated in constant bolivars at December 31, 2000 (Stated in thousands of bolivars)

| | |
|---|---|
| **ASSETS** | |
| **CURRENT ASSETS** | |
| Cash | 2,671,856 |
| Temporary investments | 85,475 |
| | 2,757,331 |
| Bills and accounts receivable | |
| Commercial | 22,086,064 |
| Associated companies | 19,153,601 |
| Employees | 1,426,160 |
| Sundry debtors | 614,575 |
| | **43,280,400** |
| Advances to suppliers | 754,087 |
| Inventory | 29,007,399 |
| Expenses paid in advance | 175,725 |
| Dividends receivable | 970,000 |
| Other assets | 1,909,219 |
| **Total current assets** | **78,854,161** |
| INVESTMENTS, Net | 60,977,447 |
| PROPERTY, PLANT AND EQUIPMENT, Net | 217,218,525 |
| OTHER ASSETS | 33,369 |
| **TOTAL ASSETS** | **357,083,502** |
| **LIABILITIES** | |
| **CURRENT LIABILITIES** | |
| Promissory Notes and bank overdrafts | 3,803,736 |

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

| | |
|---|---|
| Current portion of leasing agreements to capitalize | 10,000,000 |
| Current portion of long-term loans | 8,263,954 |
| Issued current obligations | 5,000,000 |
| Documents payable | 9,901,417 |
| Accounts payable: | |
| Commercial | 20,676,396 |
| Associated companies | 13,389,575 |
| Others | 1,776,995 |
| Accrued expenses payable | 2,764,522 |
| Taxes payable | 1,064,546 |
| **Total current liabilities** | **76,641,141** |
| LONG-TERM LOANS | 20,174,006 |
| CURRENT OBLIGATIONS | 4,690,800 |
| PROVISION FOR SEVERANCE BENEFITS | 3,279,043 |
| OTHER LIABILITIES AND DEFERRED CREDITS | 61,972 |
| | **28,205,821** |
| **Total liabilities** | **104,846,962** |
| **EQUITY** | |
| Capital stock | 22,940,094 |
| Capital stock updating | 39,082,730 |
| Updated net balance for the sole us of future capital increases | 106,523,669 |
| Updated result for translation from foreign subsidiary | 189,031 |
| Retained earnings: | |
| Legal reserve | 6,202,282 |
| Undistributed | 31,087,637 |
| Results from holding of non-monetary assets | 46,211,097 |
| Total equity | 252,236,540 |
| **TOTAL LIABILITIES AND EQUITY** | 357,083,502 |

| | |
|---|---|
| **ASSETS** | |
| **CURRENT ASSETS** | |
| Cash | 2,671,856 |
| Temporary investments | 85,475 |
| | 2,757,331 |
| Bills and accounts receivable | |
| Commercial | 22,086,064 |
| Associated companies | 19,153,601 |
| Employees | 1,426,160 |
| Sundry debtors | 614,575 |
| | **43,280,400** |
| Advances to suppliers | 735,367 |
| Inventory | 27,890,461 |
| Expenses paid in advance | 129,256 |
| Dividends receivable | 970,000 |
| **Total current assets** | **75,762,815** |
| INVESTMENTS, Net | 27,839,040 |
| PROPERTY, PLANT AND EQUIPMENT, Net | 29,181,422 |
| DIFFERED CHARGES AND OTHER ASSETS | 1,942,588 |
| **TOTAL ASSETS** | **134,725,865** |
| **LIABILITIES** | |
| **CURRENT LIABILITIES** | |
| Promissory Notes and bank overdrafts | 3,803,736 |
| Current portion of long-term loans | 8,263,954 |
| Current portion of leasing agreements | 10,000,000 |
| Issued current obligations | 5,000,000 |
| Documents payable | 9,901,417 |
| Accounts payable: | |
| Commercial | 20,676,396 |
| Associated companies | 13,385,754 |

| | |
|---|---|
| Others | 1,880,012 |
| Accrued expenses payable | 2,764,522 |
| Taxes payable | 1,064,546 |
| **Total current liabilities** | **76,740,337** |
| LONG-TERM LOANS | 20,174,006 |
| CURRENT OBLIGATIONS | 4,690,800 |
| PROVISION FOR SEVERANCE BENEFITS | 3,279,043 |
| OTHER LIABILITIES AND DEFERRED CREDITS | 474,040 |
| | **28,617,889** |
| **Total liabilities** | **105,358,226** |
| **EQUITY** | |
| Capital stock | 11,470,047 |
| Updated result for translation from foreign subsidiary | 189,031 |
| Retained earnings: | |
| Legal reserve | 1,083,461 |
| Undistributed | 16,625,100 |
| Total equity | 29,367,639 |
| **TOTAL LIABILITIES AND EQUITY** | 134,725,865 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**STATE OF EARNINGS**

For the year ended December 31, 2000 stated in constant bolivars at December 31, 2000 (Stated in historical bolivars)

| | |
|---|---|
| Net sales | 138,962,713 |
| Cost of sales | (97,272,844) |
| **Gross profit** | **41,689,869** |
| Sales expenses | 18,976,261 |
| Administration expenses | 7,691,900 |
| | 26,668,161 |
| **Operating profits** | **15,021,708** |
| Other income: | |

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Equity accounts turnover statement
At December 31, 2001
(Stated in thousands bolivars)

| | | Retained Earnings | | |
|---|---|---|---|---|
| | Capital stock | Legal Reserve | Undistributed | Total Equity |
| Balances at December 31, 2000 | 11,470,047 | 1,095,795 | 16,801,798 | 29,367,640 |
| Net profit | | | 21,186,849 | 21,186,849 |
| Cash dividends | | | (4,588,018) | (4,588,018) |
| Balances at December 31, 2001 | 11,470,047 | 1,095,795 | 33,400,629 | 45,966,471 |

UFACTURAS DE PAPEL, C.A. (MANPA) SACA
ty accounts turnover statement
tated in constant curency at December 31, 2001
ted in thousand constant bolivars at December 31, 2001)

| | Capital stock | Capital Updating | Updated balance net for future capital increements | Accrued result from translation of foreign subsidiary | Reatined Earnings | | Result from holding non-monetary assets | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | | | | | Legal Reserve | Undistributed | | |
| nces at December 31, 2000 | 22,940,094 | 46,692,596 | 119,593,551 | 189,031 | 6,963,269 | 34,901,923 | 51,880,950 | 283,161,414 |
| ncome | | | | | | 3,055,845 | | 3,055,845 |
| n dividends | | | | | | (4,801,224) | | (4,801,224) |
| ult from holding non-monetary assets | | | | | | | (10,023,888) | (10,023,888) |
| nces at December 31, 2001 | 22,940,094 | 46,692,596 | 119,593,551 | 189,031 | 6,963,269 | 33,156,544 | 41,857,062 | 271,391,147 |

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

| | |
|---|---|
| Dividends earned | 1,756,280 |
| Profits from sales of assets | 77,860 |
| Others, net | (436,172) |
| | 1,397,968 |
| Integral financing income (cost): | |
| Interests on deposits | 186,875 |
| Interests expenses | (9,945,700) |
| Exchange difference, net | (2,374,945) |
| Monetary gain | (10,735,802) |
| **Income before tax** | **4,285,906** |
| Income tax provision | 869,103 |
| | 869,103 |
| Profit before participating in results from affiliates | **3,416,803** |
| Participation in results from affiliates | 1,389,739 |
| **Net profit** | **4,806,542** |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Equity accounts turnover statements

Restated in constant currency at December 31, 2001

(Stated in thousands of constant bolivars at December 31, 2001) (Note: Attached hereto)------------------------------------------------------------------------------------------

**SPECIAL SHAREHOLDERS' MEETING. FEBRUARY 14, 2002.**

**PROPOSALS**

**FIRST ITEM OF THE NOTIFICATION**

The Board of Directors proposes to decree a special cash dividend of two (2) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 payable to registered shareholders on the fifth business day (limit transaction date with benefit) following the publication in two (2) newspapers of major national circulation

IFACTURAS DE PAPEL, C.A. (MANPA) SACA
*' accounts turnover statement*
ated in constant curency at December 31, 2001
d in thousand constant bolivars at December 31, 2001)

| | Capital stock | Capital Updating | Updated balance net for future capital increements | Accrued result from translation of foreign subsidiary | Reatined Earnings: Legal Reserve | Reatined Earnings: Undistributed | Result from holding non-monetary assets | Total Equity |
|---|---|---|---|---|---|---|---|---|
| ces at December 31, 2000 | 22,940,094 | 46,692,596 | 119,593,551 | 189,031 | 6,963,269 | 34,901,923 | 51,880,950 | 283,161,414 |
| come | | | | | | 3,055,845 | | 3,055,845 |
| dividends | | | | | | (4,801,224) | | (4,801,224) |
| t from holding non-monetary assets | | | | | | | (10,023,888) | (10,023,888) |
| ces at December 31, 2001 | 22,940,094 | 46,692,596 | 119,593,551 | 189,031 | 6,963,269 | 33,156,544 | 41,857,062 | 271,392,147 |

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Equity accounts turnover statement
At December 31, 2001
(Stated in thousands bolivars)

| | | Retained Earnings | | |
|---|---|---|---|---|
| | Capital stock | Legal Reserve | Undistributed | Total Equity |
| Balances at December 31, 2000 | 11,470,047 | 1,095,795 | 16,801,798 | 29,367,640 |
| Net profit | | | 21,186,849 | 21,186,849 |
| Cash dividends | | | (4,588,018) | (4,588,018) |
| Balances at December 31, 2001 | 11,470,047 | 1,095,795 | 33,400,629 | 45,966,471 |

about the notification of dividends authorized by the National Securities Commission, that is February 22, 2002 payable from the fourth business day from the last date (effective date of recording the benefit), that is from February 28, 2002.

**SECOND ITEM OF THE NOTIFICATION**

The Board of Directors proposes that the equity provision of the Financial Statements called Updated Net Balance for the Sole Use of Future Capital Increases be classified as equity entry Updated Net Balance of Withheld Profits for the Sole Use of Payment of Dividends in MANPA shares or in shares of a MANPA Subsidiary.----------------------------

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**STATE OF EARNINGS**

For the year ended December 31, 2000 stated in constant bolivars at December 31, 2000 (Stated in thousands of bolivars)

| | |
|---|---|
| Net sales | 146,973,395 |
| Cost of sales | (107,162,069) |
| **Gross profit** | 39,811,326 |
| Sales expenses | 19,527,099 |
| Administration expenses | 8,936,854 |
| | 28,463,953 |
| **Operating profits** | **11,347,373** |
| Other income: | |
| Dividends earned | 1,886,082 |
| Profits from sales of assets | 36,615 |
| Others, net | (3,038,883) |
| | (1,116,186) |
| Integral financing income (cost): | |
| Interests on deposits | 192,130 |
| Interests expenses | (10,492,869) |
| Exchange difference, net | (2,537,846) |
| Monetary gain | 7,527,545 |
| | (5,311,040) |

| | |
|---|---|
| **Income before tax** | **4,920,147** |
| Income tax provision | 922,104 |
| | 922,104 |
| Profit before participating in results from affiliates | **3,998,043** |
| Participation in results from affiliates | 92,621 |
| Net profit | **4,090,664** |

Stated in constant bolivars at December 31, 2000 (Stated in thousands of bolivars)

**ASSETS**

**CURRENT ASSETS**

| | |
|---|---|
| Cash | 2,671,856 |
| Temporary investments | 85,475 |
| | 2,757,331 |
| Bills and accounts receivable | |
| Commercial | 22,086,064 |
| Associated companies | 19,153,601 |
| Employees | 1,426,160 |
| Sundry debtors | 614,575 |
| | **43,280,400** |
| Advances to suppliers | 754,087 |
| Inventory | 29,007,399 |
| Expenses paid in advance | 175,725 |
| Dividends receivable | 970,000 |
| Other assets | 1,909,219 |
| **Total current assets** | **78,854,161** |
| INVESTMENTS, Net | 60,977,447 |
| PROPERTY, PLANT AND EQUIPMENT, Net | 217,218,525 |
| OTHER ASSETS | 33,369 |
| **TOTAL ASSETS** | **357,083,502** |

| | |
|---|---|
| **LIABILITIES** | |
| **CURRENT LIABILITIES** | |
| Promissory Notes and bank overdrafts | 3,803,736 |
| Current portion of leasing agreements to capitalize | 10,000,000 |
| Current portion of long-term loans | 8,263,954 |
| Issued current obligations | 5,000,000 |
| Documents payable | 9,901,417 |
| Accounts payable: | |
| Commercial | 20,676,396 |
| Associated companies | 13,389,575 |
| Others | 1,776,995 |
| Accrued expenses payable | 2,764,522 |
| Taxes payable | 1,064,546 |
| **Total current liabilities** | **76,641,141** |
| LONG-TERM LOANS | 20,174,006 |
| CURRENT OBLIGATIONS | 4,690,800 |
| PROVISION FOR SEVERANCE BENEFITS | 3,279,043 |
| OTHER LIABILITIES AND DEFERRED CREDITS | 61,972 |
| | **28,205,821** |
| **Total liabilities** | **104,846,962** |
| **EQUITY** | |
| Capital stock | 22,940,094 |
| Capital stock updating | 39,082,730 |
| Updated net balance for the sole us of future capital increases | 106,523,669 |
| Updated result for translation from foreign subsidiary | 189,031 |
| Retained earnings: | |
| Legal reserve | 6,202,282 |
| Undistributed | 31,087,637 |
| Results from holding of non-monetary assets | 46,211,097 |

| | |
|---|---|
| Total equity | 252,236,540 |
| **TOTAL LIABILITIES AND EQUITY** | 357,083,502 |
| **ASSETS** | |
| **CURRENT ASSETS** | |
| Cash | 2,671,856 |
| Temporary investments | 85,475 |
| | 2,757,331 |
| Bills and accounts receivable | |
| Commercial | 22,086,064 |
| Associated companies | 19,153,601 |
| Employees | 1,426,160 |
| Sundry debtors | 614,575 |
| | **43,280,400** |
| Advances to suppliers | 735,367 |
| Inventory | 27,890,461 |
| Expenses paid in advance | 129,256 |
| Dividends receivable | 970,000 |
| **Total current assets** | **75,762,815** |
| INVESTMENTS, Net | 27,839,040 |
| PROPERTY, PLANT AND EQUIPMENT, Net | 29,181,422 |
| DIFFERED CHARGES AND OTHER ASSETS | 1,942,588 |
| **TOTAL ASSETS** | **134,725,865** |
| **LIABILITIES** | |
| **CURRENT LIABILITIES** | |
| Promissory Notes and bank overdrafts | 3,803,736 |
| Current portion of long-term loans | 8,263,954 |
| Current portion of leasing agreements | 10,000,000 |
| Issued current obligations | 5,000,000 |
| Documents payable | 9,901,417 |

| | |
|---|---|
| Accounts payable: | |
| Commercial | 20,676,396 |
| Associated companies | 13,385,754 |
| Others | 1,880,012 |
| Accrued expenses payable | 2,764,522 |
| Taxes payable | 1,064,546 |
| **Total current liabilities** | **76,740,337** |
| LONG-TERM LOANS | 20,174,006 |
| CURRENT OBLIGATIONS | 4,690,800 |
| PROVISION FOR SEVERANCE BENEFITS | 3,279,043 |
| OTHER LIABILITIES AND DEFERRED CREDITS | 474,040 |
| | **28,617,889** |
| **Total liabilities** | **105,358,226** |
| **EQUITY** | |
| Capital stock | 11,470,047 |
| Updated result for translation from foreign subsidiary | 189,031 |
| Retained earnings: | |
| Legal reserve | 1,083,461 |
| Undistributed | 16,625,100 |
| Total equity | 29,367,639 |
| **TOTAL LIABILITIES AND EQUITY** | 134,725,865 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**STATE OF EARNINGS**

For the year ended December 31, 2000 stated in constant bolivars at December 31, 2000 (Stated in historical bolivars)

| | |
|---|---|
| Net sales | 138,962,713 |
| Cost of sales | (97,272,844) |
| **Gross profit** | **41,689,869** |
| Sales expenses | 18,976,261 |
| Administration expenses | 7,691,900 |

| | |
|---|---|
| | 26,668,161 |
| **Operating profits** | **15,021,708** |
| Other income: | |
| Dividends earned | 1,756,280 |
| Profits from sales of assets | 77,860 |
| Others, net | (436,172) |
| | 1,397,968 |
| Integral financing income (cost): | |
| Interests on deposits | 186,875 |
| Interests expenses | (9,945,700) |
| Exchange difference, net | (2,374,945) |
| Monetary gain | (10,735,802) |
| **Income before tax** | **4,285,906** |
| Income tax provision | 869,103 |
| | 869,103 |
| Profit before participating in results from affiliates | **3,416,803** |
| Participation in results from affiliates | 1,389,739 |
| **Net profit** | **4,806,542** |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Equity accounts turnover statements

Restated in constant currency at December 31, 2001

(Stated in thousands of constant bolivars at December 31, 2001) (Note: Attached hereto)------------------------------------------------------------------------------------

[Letterhead of the National Securities Commission]

Caracas, February 14, 2002.

Messrs.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Present.

Attn.: CARLOS DELFINO T. President.

I am pleased to contact you in virtue of your communication submitted before the National Securities Registry dated February 7, 2002 by which copy of the draft notification of Special Shareholders' Meeting to be held on February 14, 2002 is attached thereto.

For the purposes of public knowledge such copy was included to the file of that company kept by the National Securities Registry.

Sincerely,

LUCIA SAVATTIERE (signed) Illegible.

Executive Secretary.

JLV/MF/dv (signed) Illegible.-----------------------------------------------------------

**EL NACIONAL.**

[Letterhead of Manpa]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-In Bs. 22,940,094,240.00**

**NOTIFICATION**

Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on February 14, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Agreeing upon an extraordinary dividend to be allocated to shareholders according to the proposal to be submitted to the Board of Directors.
2) Authorizing reclassification of the equity provision of the Financial Statements called Updated Net Balance for the Sole Use of Future Capital Increases, pursuant to the proposal to be submitted to the Board of Directors.

Shareholders are hereby inform that the proposal to the Board of Directors referred to in this notice are at your disposition in the company premises from the date of publishing this notification.

Caracas, February 8, 2002.

For the **BOARD OF DIRECTORS**.

**CARLOS DELFINO T. President**.---------------------------------------------------------------

[Letterhead of MANPA]

Caracas, February 14, 2002.

Citizen

President of **the National Securities Commission**.

Your Office.

We do hereby inform you that in **Special Shareholders' Meeting** of my principal, held on this same date, it was decreed a **special cash dividend of two bolivars (Bs.2.00) per share**, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 which established as registration date (limit transaction date with benefit) February 22, 2002 that corresponds to the fifth business day following the notification of dividend to be published in two (2) newspapers of major national circulation, prior authorization by the National Securities Commission, and as payment date the fourth business day from the registration date, that is, from February 28, 2002 (effective date of recording the benefit).

For the purposes of obtaining authorization from that entity, we attach hereto a copy of the notification of the special cash dividend decree of Two Bolivars (Bs.2.00) per share.

We do hereby make this participation pursuant to the provisions of Ordinal 2nd, Article 4th, of the Regulations for Periodical or Occasional Financial Information to Be Provided by Companies which Securities are registered with the National Securities Registry."

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Presidnet.

Enclose:

√ Notification

√ Certification of Minute of Shareholders' Meeting

INTERPRETE PUBLICO 17 JUDITH X. HERNANDEZ MORA

√ Statement 2000.---------------------------------------------------------------------------

[Letterhead of Manpa]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**Authorized Capital Bs.45,880,188,480.00**

**Subscribed Capital Bs.22,940,094,240.00**

**Capital Paid-In Bs. 22,940,094,240.00**

It is hereby notified to the shareholders of this company that in Special Shareholders' Meeting held on February 14, 2002 a special cash dividend of Two Bolivars (BS.2.00) per share was decreed, for each of the for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 that corresponds to shareholders registered on the fifth business day following the notification of dividend to be published in two (2) newspapers of major national circulation, that is February 22, 2002 (limit transaction date with benefit), payable the fourth business day following that date, that is from February 28, 2002 (effective date of recording the benefit).

Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The present publication was authorized by the National Securities Commission, by Official Communication No. (blank), dated (blank), pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 2996.

Caracas, February 16, 2002 (signed) Illegible.---------------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as President of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, Minute of **Special Shareholders' Meeting** dated

**February 14, 2002** which is inserted in the Shareholders Book of this company, and textually reads as follows: "As of today, the **Fourteenth (14th) day of February of Two Thousand Two (2002)** at 3:00 p.m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, indicated herein below , at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in El Nacional newspaper, dated February 8, 2002 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for the **Special Shareholders' Meeting** to be held **at 3:00 p.m., on February 14, 2002** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Agreeing upon an extraordinary dividend to be allocated to shareholders according to the proposal to be submitted to the Board of Directors. 2) Authorizing reclassification of the equity provision of the Financial Statements called Updated Net Balance for the Sole Use of Future Capital Increases, pursuant to the proposal to be submitted to the Board of Directors. Shareholders are hereby inform that the proposal to the Board of Directors referred to in this notice are at your disposition in the company premises from the date of publishing this notification. Caracas, February 8, 2002. For the Board of Directors. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **one thousand nine hundred eight million five hundred one thousand three hundred twenty-two (1,908,501,322) shares**, that is, more than **eighty-three percent (83%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **Sole Point of the notice** – which was read out – that is, **agreeing upon an extraordinary dividend to be allocated to shareholders according to the proposal to be submitted to the Board of Directors**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposes to decree a special cash dividend of Two (2) Bolivars per share, for each of the for each of the

Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2000 that corresponds to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities Commission, that is February 22, 2002 payable the fourth business day following that date, that is from February 28, 2002 (effective date of recording the benefit). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the shareholders.

Immediately, the Second Item of the notice was considered, that is, **authorizing reclassification of the equity provision of the Financial Statements called Updated Net Balance for the Sole Use of Future Capital Increases, pursuant to the proposal to be submitted to the Board of Directors**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposes that the equity provision of the Financial Statements called "Updated Net Balance for the Sole Use of Future Capital Increases" be reclassified as equity provision "Updated Net Balance of Withheld Profits for the Sole Purpose of Payment of Dividends in MANPA Shares or in Shares from MANPA Subsidiaries", pursuant to the authorization of the National Securities Commission as appears in Official Communication No.CNV-OP-033 of February 4, 2002. The Board of Directors of the company created such account in its meeting No. 808 of November 25, 1996.

Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Finally, the Meeting authorized the members of the Board of Directors so that any of them carry out the relevant participation before the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the attending shareholders in conformity, after the list."

This Certification is issued in the city of Caracas, on the fourteenth (14th) day of February of the year Two Thousand Two (2002).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegble.

President.------------------------------------------------------------------------------------------

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

State of Quorum. Extraordinary.

Total Shareholders: 2,294,009,424

Attending Shareholders: 1,908,501,322

% Quorum: 83,045

Total Class "A" Shareholders: 2,294,009,424

Total Class "A" Attending Shareholders: 1,908,501,322

% Quorum Class "A": 83,195 ------------------------------------------------------------------------

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendance

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA | 2,598,940 | 0.113 |
| ALVAREZ GONZALEZ VICTOR SEGUNDO | 363,988 | 0.016 |
| ATRAMIZ VALI ELIAS | 100,000 | 0.004 |
| AÑEZ DELFINO GUSTAVO ALFREDO | 8,750 | 0.000 |
| DIAZ DELFINO MARIAOLGA | 2,677,454 | 0.117 |
| DITTMER MANZANO EGBERT | 119,238 | 0.005 |
| ELLIS ALVAREZ DE LUGO EDWARD | 78.750 | 0.003 |
| ELLIS GARCIA DE LA CONCHA JOHN | 78.750 | 0.003 |
| FEBRES CORDERO DE PEREZ BEATRIZ E. | 20,764 | 0.001 |
| FEBRES PEREZ JOSE ALBERTO | 12,802 | 0.001 |
| FIORAVANTI MARINA | 92,000 | 0.004 |

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| GOMEZ ARRAIZ ROSA ELENA | 3,442,710 | 0.150 |
| GONZALEZ FRANTZIS FREDDY AUGUSTO | 360,000 | 0.016 |
| HEREDIA JUAN BAUTISTA | 40,000 | 0.002 |
| PAPARONI MICALE FERNANDO | 21,000 | 0.001 |
| PAPARONI MICALE FERNANDO CESAR | 679,000 | 0.030 |
| PAPARONI MICALE JOSE GAETANO | 150,000 | 0.007 |
| REZNICEK WEIRAUCHOVA HANY | 130,200 | 0.006 |
| SOTO APONTE PEDRO JOSE | 7,800 | 0.000 |
| Total shares represented | 10,982,146 | 0.479 |
| Total quorum shares | 1,908,501,322 | 83,195 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| **ALVAREZ VICTOR** | **225,626,610** | **9,835** |
| CARPIO DELFINO MIGuEL ENRIQUE | 229,901 | 0.010 |
| GOMEZ-RUIZ RODRÍGUEZ GUSTAVO | 1,252,072 | 0.055 |
| INMOBILIARIA LA ONSEDONIA, C.A. | 5,726,851 | 0,250 |
| INVERSIONES 218177,C.A. | 3,000,000 | 0.131 |
| INVERSIONES 222, C.A. | 1,139,510 | 0.050 |
| INVERSIONES KHAFRE, C.A. | 1,821,456 | 0.079 |
| LARRAZABAL GONZALEZ EDUARDO ELIAS | 119,238 | 0.005 |
| MILANASA LLC | 169,433,930 | 7,386 |
| MONTA O CARRASCO CIRILO | 6,560 | 0.000 |
| WHITE SOUL CORP. | 42,897,092 | 1,870 |
| **AÑEZ GUSTAVO** | **92,970,847** | **4,053** |

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| AÑEZ DELFINO ALBERTO ENRIQUE | 3,343 | 0.000 |
| AÑEZ DELFINO ARNALDO JOSÉ | 15,246 | 0.001 |
| AÑEZ DELFINO DE UZCATEGUI ANDREINA | 78,750 | 0.003 |
| CONDE DELFINO GUSTAVO EMILIO | 682,080 | 0.030 |
| CONDE DELFINO VALENTINA ISABEL | 10,752 | 0.000 |
| DELFINO DE AÑEZ TERESITA | 78,750 | 0.003 |
| DELFINO DE VERNET VIVIANNE VALENTINA | 84,000 | 0.004 |
| DELFINO GOMEZ JOSE IGNACIO | 5,000 | 0.000 |
| INVERSIONES 3 DE OCTUBRE, C.A. | 815,136 | 0.036 |
| INVERSIONES GRUPO 21, C.A. | 2,612 | 0.000 |
| INVERSIONES INVERDELGO, C.A. | 1,133,172 | 0.049 |
| INVERSIONES TEDEA, C.A. | 44,000,000 | 1,918 |
| INVERSIONES TEDEA, C.A. | 859,800 | 0.037 |
| INVERSIONES 3-10-64,C.A. | 423,150 | 0.018 |
| INVERSIONES CONDEISA, C.A. | 682,080 | 0.030 |
| SERV. INMOBILIARIOS 13 DE NOVIEMBRE | 44,096,976 | 1.922 |
| **DE ZAPATA JACQUELINE** | **23,572,500** | **1.028** |
| CORPORACIÓN ANDINA DE FOMENTO | 23,572,500 | 1.028 |
| **FARO ANNABELLA** | **20,257,691** | **0.883** |
| ECONOINVEST CASA DE BOLSA, C.A. | 545,000 | 0.024 |
| ECONOINVEST CASA DE BOLSA, C.A. | 19,712,691 | 0.859 |
| **GARCIA OSCAR** | **8,165,963** | **0.356** |
| ACTIVALORES SOCIEDAD DE CORRETAJE | 25,000 | 0.001 |
| ACTIVALORES SOCIEDAD DE CORRETAJE | 8,140,963 | 0.355 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

INTERPRETE PUBLICO 23
JUDITH X. HERNANDEZ MORA

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| CONSTRUCTORA TRAMONTANA, C.A. | 82,400 | 0.008 |
| DELFINO PARRA ELENA | 35 (illegible) | 0.002 |
| DELFINO PARRA ELENA MARGARITA | 640,490 | 0.028 |
| DELFINO THORMAHLEN ALBERTO JOSE | 4,800,000 | 0.209 |
| DELFINO THORMAHLEN CARLOS EDUARDO | 5,110,000 | 0.223 |
| FUNDACIÓN CARLOS DELFINO | 100,511,658 | 4.381 |
| GOMEZ RUIZ ALFREDO | 50,442 | 0.002 |
| GOMEZ-RUIZ SPAGNA ADRIANA (MINOR) | 10,500 | 0.000 |
| INMOBILIARIA ARA, S.A. | 33,600 | 0.001 |
| INVERSIONES 199, C.A. | 400,000 | 0.017 |
| INVERSIONES 2838, C.A. | 751,400 | 0.033 |
| INVERSIONES 3240, C.A. | 107,500 | 0.005 |
| INVERSIONES 85735, LTD. | 144,939,746 | 6.318 |
| INVERSIONES 935431,C.A. | 3,459,960 | 0.151 |
| INVERSIONES 9861680, C.A. | 1,600,000 | 0.070 |
| INVERSIONES CESARSA, C.A. | 300,000 | 0.013 |
| INVERSIONES PALMIRO, C.A. | 126 | 0.000 |
| INVERSIONES TALBOT, C.A. | 3,907,906 | 0.170 |
| INVERSIONES VEIQUEVE, S.A. | 127,600 | 0.006 |
| MADINA INVESTMENTS LTD. | 6,039,728 | 0.263 |
| PAPARONI SANCHEZ GUSTAVO | 112,000 | 0.005 |
| PAPARONI SÁNCHEZ SILVIA | 112,000 | 0.005 |
| PROMOCIONES CATETO, S.A. | 200,000 | 0.009 |
| RAMÍREZ ORTIZ ANGEL JESÚS | 7,969,873 | 0.347 |
| SÁNCHEZ DE PAPARONI MARIA CRISTINA | 112,000 | 0.005 |
| TÉCNICA ARENAZO, C.A. | 22,000 | 0.001 |
| THREE-D INTERNATIOAL MARKETING, INC. | 154,859,960 | 6.751 |
| TRAVIESO PASSIOS ALFREDO EDUARDO | 280,000 | 0.012 |

INTERPRETE PÚBLICO
JUDITH X. HERNANDEZ MORA
24

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| VETA HOLDINGS A V V | 65,175,046 | 2.841 |
| **HANNI RESNICEK** | **18,394,446** | **0.802** |
| INVERSIONES TOMAR, C.A. | 18,394,446 | 0.802 |
| **JHON ELLIS DE LA CONCHA** | **21,433,364** | **0.934** |
| INVERSIONES 301130 | 96,890 | 0.043 |
| INVERSIONES 301130, C.A. | 20,456,474 | 0.892 |
| **RIVAS RAMON** | **455,828,188** | **19.870** |
| BEAR STEARNS SECURITIES CORP. | 10,229,771 | 0.446 |
| FONDO MUTUAL DE VENEZUELA, F.M.I.C.A. | 1,034,042 | 0.045 |
| FONDO MUTUAL DE VENEZELA, FONDO MUT | 3,400,000 | 0.148 |
| NATSCUMCO (NOMINEE FOR CITIBANK NA) | 441,164,375 | 19,231 |
| **SUBERO DE DELFINO ADA** | **37,736,618** | **1,645** |
| DALMA HOLDINGS A.V.V. | 4,232,374 | 0.184 |
| DIANDRA HOLDINGS A.V.V. | 5,617,374 | 0.245 |
| VILLA ROSA HOLDINGS A.V.V. | 22,269,496 | 0.971 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 3

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| VIRTUOSO HOLDINGS A.V.V. | 5,617,374 | 0.245 |
| **VAZQUEZ JOSE** | **1,357,400** | **0.059** |
| VALORES SANTANDER CASA DE CORRETAJE | 1,357,400 | 0.059 |
| Total Represented Shares | 1,897,519,176 | 82.716 |
| Total Quorum Shares | 1,908,501,322 | 83.195 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 1

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| ALVAREZ DE RODRIGUEZ HAYDEE JOSEFINA | | | |
| Own shares | : ⇒ | 2,598,940 | 0.113 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 2,598,940 | 0.113 |
| ALVAREZ VICTOR | | | |
| Own shares | : ⇒ | 363,988 | 0.016 |
| Represented shares | : ⇒ | 225,626,610 | 9.835 |
| Total shares | : ⇒ | 225,990,598 | 9.851 |
| ATRAMIZ VALI ELIAS | | | |
| Own shares | : ⇒ | 100,000 | 0.004 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 100,000 | 0.004 |
| AÑEZ GUSTAVO | | | |
| Own shares | : ⇒ | 8,750 | 0.000 |
| Represented shares | : ⇒ | 92,970,847 | 4,053 |
| Total shares | : ⇒ | 92,979,597 | 4,053 |
| DE ZAPATA JACQUELINE | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 23,572,500 | 1.028 |
| Total shares | : ⇒ | 23,572,500 | 1.028 |
| DIAZ DELFINO MARIAOLGA | | | |
| Own shares | : ⇒ | 2,677,454 | 0.117 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 2,677,454 | 0.117 |
| DITTIMER MANZANO EGBERT | | | |
| Own shares | : ⇒ | 119,238 | 0.005 |

INTERPRETE PUBLICO 26 JUDITH X. HERNANDEZ MORA

| | | | |
|---|---|---|---|
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 119,238 | 0.005 |

ELLIS ALVAREZ DE LUGO EDWARD

| | | | |
|---|---|---|---|
| Own shares | : ⇒ | 78,750 | 0.003 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 78,750 | 0.003 |

FARO ANNABELLA

| | | | |
|---|---|---|---|
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 20,257,691 | 0.883 |
| Total shares | : ⇒ | 20,257,691 | 0.883 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 2

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| FEBRES CORDERO DE PEREZ BEATRIZ E. | | | |
| Own shares | : ⇒ | 20,764 | 0.001 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 20,764 | 0.001 |
| FEBRES PEREZ JOSE ALBERTO | | | |
| Own shares | : ⇒ | 12,802 | 0.001 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 12,802 | 0.001 |
| FIORAVANTI MARINA | | | |
| Own shares | : ⇒ | 92,000 | 0.004 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 92,000 | 0.004 |
| GARCIA OSCAR | | | |
| Own shares | : ⇒ | 0 | 0.000 |

| | | |
|---|---|---|
| Represented shares : ⇒ | 8,165,963 | 0.356 |
| Total shares : ⇒ | 8,165,963 | 0.356 |
| GOMEZ ARRAIZ ROSA ELENA | | |
| Own shares : ⇒ | 3,442,710 | 0.150 |
| Represented shares : ⇒ | 0 | 0.356 |
| Total shares : ⇒ | 3,442,710 | 0.156 |
| GONZALEZ DE HARRAKA JACINTA | | |
| Own shares : ⇒ | 0 | 0.000 |
| Represented shares : ⇒ | 323,682 | 0.014 |
| Total shares : ⇒ | 323,682 | 0.014 |
| GONZALEZ FRANTZIS FREDDY AUGUSTO | | |
| Own shares : ⇒ | 360,000 | 0.016 |
| Represented shares : ⇒ | 0 | 0.000 |
| Total shares : ⇒ | 360,000 | 0.016 |
| GONZALEZ NELLY | | |
| Own shares : ⇒ | 0 | 0.000 |
| Represented shares : ⇒ | 991,851,867 | 43.237 |
| Total shares : ⇒ | 991,851,867 | 43.237 |
| HANNI RESNICEK | | |
| Own shares : ⇒ | 130,200 | 0.006 |
| Represented shares : ⇒ | 18,394,446 | 0.802 |
| Total shares : ⇒ | 18,524,646 | 0.808 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:2/14/2002 PAGE: 3

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| HEREDIA JUAN BAUTISTA | | |
| Own shares : ⇒ | 40,000 | 0.002 |

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

28

| | | | |
|---|---|---|---|
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 40,000 | 0.002 |
| JHON ELLIS DE LA CONCHA | | | |
| Own shares | : ⇒ | 78,750 | 0.003 |
| Represented shares | : ⇒ | 21,433,364 | 0.934 |
| Total shares | : ⇒ | 21,512,114 | 0.938 |
| PAPARONI MICALE FERNANDO | | | |
| Own shares | : ⇒ | 700,000 | 0.031 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 700,000 | 0.031 |
| PAPARONI MICALE JOSE GAETANO | | | |
| Own shares | : ⇒ | 150,000 | 0.007 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 150,000 | 0.007 |
| RIVAS RAMON | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 455,828,188 | 19.870 |
| Total shares | : ⇒ | 455,828,188 | 19.870 |
| SOTO APONTE PEDRO JOSE | | | |
| Own shares | : ⇒ | 7,800 | 0.000 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 7,800 | 0.000 |
| SUBERO DE DELFINO ADA | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 37,736,618 | 1.645 |
| Total shares | : ⇒ | 37,736,618 | 1.645 |
| VAZQUEZ JOSE | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 1,357,400 | 0.059 |
| Total shares | : ⇒ | 1,357,400 | 0.059 |

Total General Shares : ⇒ 1,908,501,322 83.195

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 10th, 2002.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

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Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A V
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, febrero 6 de 2002



Ciudadano
**Presidente de la**
**COMISION NACIONAL DE VALORES**
Su Despacho

Por medio de la presente les participamos que el proceso de negociación adelantado por un grupo mayoritario de accionistas de esta compañía con KIMBERLY-CLARK, relacionado con una posible Oferta Pública de Adquisición de Acciones de MANPA, ha sido descontinuado por dicha compañía, de acuerdo con la decisión adoptada por su Junta Directiva en base a la actual situación económica latinoamericana, razones que Kimberly-Clark informará pública y oportunamente.

Dicha decisión fue notificada a la Junta Directiva de MANPA en el día de hoy, por lo cual procedemos de inmediato a informar de la misma a ese organismo, dando así cumplimiento con lo establecido en el artículo 119 de la Ley de Mercado de Capitales en concordancia con el artículo 1 de las Normas Relativas a la Transparencia de los Mercados de Capitales.

Atentamente,

**ALEJANDRO DELFINO T.**
**Presidente Ejecutivo**

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(C 397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 6 de febrero de 2002

02 FEB -7 AM 9:32
REGISTRO NACIONAL DE VALORES RECIBIDO

Ciudadano
**Presidente de la**
**COMISION NACIONAL DE VALORES**
Su Despacho

A los fines de su debida aprobación, me permito acompañarle convocatoria que será publicada en la prensa local para la **Asamblea General Extraordinaria de Accionistas** de esta compañía, cuya fecha ha sido fijada para el **14 de febrero de 2002**. Asimismo, anexamos los siguientes documentos:

- Estados Financieros del año terminado el 31 de diciembre de 2000.
- Proposiciones que presentará la Junta Directiva.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

**ALEJANDRO DELFINO T.**
**Presidente Ejecutivo**

anexo lo indicado

División Higién'cos
Teléfo.os (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

(02) 2397461 - 2392480
P. :tos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**Capital Autorizado Bs. 45.880.188.480,oo**
**Capital Suscrito Bs. 22.940.094.240,oo**
**Capital Pagado Bs. 22.940.094.240,oo**

02 FEB -7 AM 9: 22
REGISTRO ... DE VALORES
RECIBIDO

## CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 14 de febrero de 2002, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

**1°** Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva.

**2°** Autorizar la reclasificación de la partida patrimonial de los Estados Financieros denominada Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital, de acuerdo con la proposición que presentará la Junta Directiva.

Se participa a los señores accionistas que las proposiciones de la Junta Directiva a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 8 de febrero de 2002

Por **LA JUNTA DIRECTIVA**

**CARLOS DELFINO T.**
**Presidente**

COMISION NACIONAL DE VALORES
02 FEB 7 AM 9:22
REGISTRO NACIONAL DE VALORES RECIBIDO

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**ESTADO DE RESULTADOS**
**Para el año terminado el 31 de diciembre de 2000**
**Expresado en bolívares constantes del 31 de diciembre de 2000**
(Expresado en miles de bolívares)

| | |
|---|---|
| Ventas netas | 146.973.39 |
| Costo de ventas | (107.162.06 |
| **Utilidad bruta** | 39.811.32 |
| Gastos de ventas | 19.527.09 |
| Gastos de administración | 8.936.85 |
| | 28.463.95 |
| **Utilidad en operaciones** | **11.347.373** |
| Otros ingresos: | |
| Dividendos Ganados | 1.886.082 |
| Ganancia en ventas de activos | 36.615 |
| Otros, neto | (3.038.883) |
| | (1.116.186) |
| Ingreso (costo) integral de financiamiento: | |
| Intereses sobre colocaciones | 192.130 |
| Intereses gastos | (10.492.869) |
| Diferencia en cambio, neto | (2.537.846) |
| Ganancia monetaria | 7.527.545 |
| | (5.311.040) |
| **Utilidad antes de impuesto** | **4.920.147** |
| Provisión para I.S.L.R | 922.104 |
| | 922.104 |
| Utilidad antes de participación en resultados de afiliadas | **3.998.043** |
| Participación en resultados de afiliadas | 92.621 |
| **Utilidad neta** | **4.090.664** |

…mbre de 2000

**Expres[illegible] en bolívares constantes del 31 de diciem[illegible] de 2000**

(Expre[illegible]o en miles de bolívares)

COMISION NACIONAL DE VALORES

02 FEB -7 AM 9:

REGISTRO NACIONAL DE VALORES RECIBIDO

| | |
|---|---|
| **ACTIVO** | |
| **ACTIVO CIRCULANTE** | |
| Efectivo | 2.671.856 |
| Inversiones temporales | 85.475 |
| | 2.757.331 |
| Efectos y cuentas por cobrar | |
| Comerciales | 22.086.064 |
| Compañías relacionadas | 19.153.601 |
| Empleados | 1.426.160 |
| Deudores diversos | 614.575 |
| | 43.280.400 |
| Anticipos a proveedores | 754.087 |
| Inventarios | 29.007.399 |
| Gastos pagados por anticipado | 175.725 |
| Dividendos por cobrar | 970.000 |
| Otros activos | 1.909.219 |
| **Total activo circulante** | 78.854.161 |
| INVERSIONES, Neto | 60.977.447 |
| PROPIEDADES, PLANTA Y EQUIPO, Neto | 217.218.525 |
| OTROS ACTIVOS | 33.369 |
| **TOTAL ACTIVO** | 357.083.502 |
| **PASIVO** | |
| **PASIVO CIRCULANTE** | |
| Pagarés y sobregiros bancarios | 3.803.736 |
| Porción circulante de contratos de arrendamiento capitalizables | 10.000.000 |
| Porción circulante de préstamos a largo plazo | 8.263.954 |
| Obligaciones emitidas en circulación | 5.000.000 |
| Documentos por pagar | 9.901.417 |
| Cuentas por pagar: | |
| Comerciales | 20.676.396 |
| Compañías relacionadas | 13.389.575 |
| Otras | 1.776.995 |
| Gastos acumulados por pagar | 2.764.522 |
| Impuestos por pagar | 1.064.546 |
| **Total pasivo circulante** | 76.641.141 |
| PRESTAMOS A LARGO PLAZO | 20.174.006 |
| OBLIGACIONES EN CIRCULACION | 4.690.800 |
| APARTADO PARA PRESTACIONES SOCIALES | 3.279.043 |
| OTROS PASIVOS Y CREDITOS DIFERIDOS | 61.972 |
| | 28.205.821 |
| **Total pasivo** | 104.846.962 |
| **PATRIMONIO** | |
| Capital social | 22.940.094 |
| Actualización de capital social | 39.082.730 |
| Saldo neto actualizado para uso único de futuros aumentos de capital | 106.523.669 |
| Resultado actualizado por traducción de filial extranjera | 189.031 |
| Ganancias Retenidas: | |
| Reserva Legal | 6.202.282 |
| No distribuidas | 31.087.637 |
| Resultado por tenencia de activos no monetarios | 46.211.097 |
| **Total patrimonio** | 252.236.540 |
| **TOTAL PASIVO Y PATRIMONIO** | 357.083.502 |

COMISION NACIONAL DE VALORES

02 FEB -7 AM 9:22

REGISTRO NACIONAL DE VALORES RECIBIDO

| | |
|---|---|
| **ACTIVO** | |
| **ACTIVO CIRCULANTE** | |
| Efectivo | 2.671.856 |
| Inversiones temporales | 85.475 |
| | 2.757.331 |
| Efectos y cuentas por cobrar | |
| Comerciales | 22.086.064 |
| Compañías relacionadas | 19.153.601 |
| Empleados | 1.426.160 |
| Deudores diversos | 614.575 |
| | 43.280.400 |
| Anticipos a proveedores | 735.367 |
| Inventarios | 27.890.461 |
| Gastos pagados por anticipado | 129.256 |
| Dividendos por cobrar | 970.000 |
| **Total activo circulante** | 75.762.815 |
| INVERSIONES, Neto | 27.839.040 |
| PROPIEDADES, PLANTA Y EQUIPO, Neto | 29.181.422 |
| CARGOS DIFERIDOS Y OTROS ACTIVOS | 1.942.588 |
| **TOTAL ACTIVO** | 134.725.865 |
| **PASIVO** | |
| **PASIVO CIRCULANTE** | |
| Pagares y sobregiros bancarios | 3.803.736 |
| Porción circulante de prestamos a largo plazo | 8.263.954 |
| Porción circulante de contrato de arrendam. | 10.000.000 |
| Obligaciones emitidas en circulación | 5.000.000 |
| Documentos por pagar | 9.901.417 |
| Cuentas por pagar | |
| Comerciales | 20.676.396 |
| Compañias relacionadas | 13.385.754 |
| Otras | 1.880.012 |
| Gastos acumulados por pagar | 2.764.522 |
| Impuestos por pagar | 1.064.546 |
| **Total pasivo circulante** | 76.740.337 |
| PRESTAMOS A LARGO PLAZO | 20.174.006 |
| OBLIGACIONES EN CIRCULACION | 4.690.800 |
| APARTADO PARA PRESTACIONES SOCIALES | 3.279.043 |
| OTROS PASIVOS Y CREDITOS DIFERIDOS | 474.040 |
| | 28.617.889 |
| **Total pasivo** | 105.358.226 |
| **PATRIMONIO** | |
| Capital social | 11.470.047 |
| Resultados actualizado por traducción de filial extranjera | 189.031 |
| Ganancias Retenidas: | |
| Reserva Legal | 1.083.461 |
| No distribuidas | 16.625.100 |
| **Total patrimonio** | 29.367.639 |
| **TOTAL PASIVO Y PATRIMONIO** | 134.725.865 |

COMISION NACIONAL DE VALORES
02 FEB -7 AM 9:22
REGISTRO NACIONAL DE VALORES
RECIBIDO

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**ESTADO DE RESULTADOS**
**Para el año terminado el 31 de diciembre de 2000**
**Expresados en bolívares históricos**

| | |
|---|---|
| Ventas netas | 138.962.71 |
| Costo de ventas | (97.272.844 |
| **Utilidad bruta** | **41.689.86** |
| Gastos de ventas | 18.976.261 |
| Gastos de administración | 7.691.900 |
| | 26.668.161 |
| **Utilidad en operaciones** | **15.021.708** |
| Otros ingresos: | |
| Dividendos Ganados | 1.756.280 |
| Ganancia en ventas de activos | 77.860 |
| Otros, neto | (436.172) |
| | 1.397.968 |
| Ingreso (costo) integral de financiamiento: | |
| Intereses sobre colocaciones | 186.875 |
| Intereses gastos | (9.945.700) |
| Diferencia en cambio, neto | (2.374.945) |
| | (10.735.802) |
| **Utilidad antes de impuesto** | **4.285.906** |
| Provisión para I.S.L.R | 869.103 |
| | 869.103 |
| Utilidad antes de partic.resultados de afiliadas | **3.416.803** |
| Participacion en resultados de afiliadas | 1.389.739 |
| **Utilidad neta** | **4.806.542** |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA**
**Estado de movimiento en las cuentas de patrimonio**
Reexpresado en moneda constante del 31 de DICIEMBRE de 2001
(Expresado en miles de bolívares constantes al 31 de diciembre de 2001)

| | Capital social | Actualización Capital | Saldo neto actualizado para futuros aumentos de capital | Resultado Acumulado por traduccion de filial extranjera | Utilidades Retenidas: Reserva legal | Utilidades Retenidas: No distribuidas | Resultado por tenencia de activos no monetarios | Total patrimonio |
|---|---|---|---|---|---|---|---|---|
| Saldos al 31 de diciembre de 2000 | 22.940.094 | 46.692.596 | 119.593.551 | 189.031 | 6.963.269 | 34.901.923 | 51.880.950 | 283.161.414 |
| Utilidad neta | | | | | | 3.055.845 | | 3.055.845 |
| Dividendos en efectivo | | | | | | (4.801.224) | | (4.801.224) |
| Resultado por tenencia de activos no monetarios | | | | | | | (10.023.888) | (10.023.888) |
| Saldos al 31 de diciembre de 2001 | 22.940.094 | 46.692.596 | 119.593.551 | 189.031 | 6.963.269 | 33.156.544 | 41.857.062 | 271.392.147 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA**

**Estado de movimiento en las cuentas de patrimonio**

Al 31 de DICIEMBRE de 2001

(Expresado en miles de bolívares)

| | Capital social | Utilidades Retenidas: Reserva legal | Utilidades Retenidas: No distribuidas | Total patrimonio |
|---|---|---|---|---|
| Saldos al 31 de diciembre de 2000 | 11.470.047 | 1.095.795 | 16.801.798 | 29.367.640 |
| Utilidad neta | | | 21.186.849 | 21.186.849 |
| Dividendos en efectivo | | | (4.588.018) | (4.588.018) |
| Saldos al 31 de diciembre de 2001 | 11.470.047 | 1.095.795 | 33.400.629 | 45.966.471 |

MANPA

02 FEB -7 AM 9:22

RECIBIDO

# ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
# 14 DE FEBRERO 2002

## PROPOSICIONES

### PRIMER PUNTO DE LA CONVOCATORIA

La Junta Directiva propone decretar un dividendo extraordinario en efectivo de dos (2) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2000, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, es decir el 22 de febrero de 2002, pagadero a partir del cuarto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio), es decir a partir del 28 de febrero de 2002.

### SEGUNDO PUNTO DE LA CONVOCATORIA

La Junta Directiva propone que la partida patrimonial de los Estados Financieros denominada Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital sea reclasificada como partida patrimonial Saldo Neto Actualizado de Utilidades Retenidas para Uso Unico de Pagos de Dividendos en Acciones de MANPA o en Acciones de Subsidiarias de MANPA.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**ESTADO DE RESULTADOS**
**Para el año terminado el 31 de diciembre de 2000**
**Expresado en bolívares constantes del 31 de diciembre de 2000**
(Expresado en miles de bolívares)

| | |
|---|---:|
| Ventas netas | 146.973.395 |
| Costo de ventas | (107.162.069) |
| **Utilidad bruta** | 39.811.326 |
| Gastos de ventas | 19.527.099 |
| Gastos de administración | 8.936.854 |
| | 28.463.953 |
| **Utilidad en operaciones** | **11.347.373** |
| Otros ingresos: | |
| Dividendos Ganados | 1.886.082 |
| Ganancia en ventas de activos | 36.615 |
| Otros, neto | (3.038.883) |
| | (1.116.186) |
| Ingreso (costo) integral de financiamiento: | |
| Intereses sobre colocaciones | 192.130 |
| Intereses gastos | (10.492.869) |
| Diferencia en cambio, neto | (2.537.846) |
| Ganancia monetaria | 7.527.545 |
| | (5.311.040) |
| **Utilidad antes de impuesto** | **4.920.147** |
| Provisión para I.S.L.R | 922.104 |
| | 922.104 |
| Utilidad antes de participación en resultados de afiliadas | **3.998.043** |
| Participación en resultados de afiliadas | 92.621 |
| **Utilidad neta** | **4.090.664** |

…ure de 2000

Expresado en bolívares constantes del 31 de diciembre de 2000

(Expresado en miles de bolívares)

| | |
|---|---:|
| **ACTIVO** | |
| **ACTIVO CIRCULANTE** | |
| Efectivo | 2.671.856 |
| Inversiones temporales | 85.475 |
| | 2.757.331 |
| Efectos y cuentas por cobrar | |
| Comerciales | 22.086.064 |
| Compañías relacionadas | 19.153.601 |
| Empleados | 1.426.160 |
| Deudores diversos | 614.575 |
| | 43.280.400 |
| Anticipos a proveedores | 754.087 |
| Inventarios | 29.007.399 |
| Gastos pagados por anticipado | 175.725 |
| Dividendos por cobrar | 970.000 |
| Otros activos | 1.909.219 |
| **Total activo circulante** | 78.854.161 |
| INVERSIONES, Neto | 60.977.447 |
| PROPIEDADES, PLANTA Y EQUIPO, Neto | 217.218.525 |
| OTROS ACTIVOS | 33.369 |
| **TOTAL ACTIVO** | 357.083.502 |
| **PASIVO** | |
| **PASIVO CIRCULANTE** | |
| Pagarés y sobregiros bancarios | 3.803.736 |
| Porción circulante de contratos de arrendamiento capitalizables | 10.000.000 |
| Porción circulante de préstamos a largo plazo | 8.263.954 |
| Obligaciones emitidas en circulación | 5.000.000 |
| Documentos por pagar | 9.901.417 |
| Cuentas por pagar: | |
| Comerciales | 20.676.396 |
| Compañías relacionadas | 13.389.575 |
| Otras | 1.776.995 |
| Gastos acumulados por pagar | 2.764.522 |
| Impuestos por pagar | 1.064.546 |
| **Total pasivo circulante** | 76.641.141 |
| PRESTAMOS A LARGO PLAZO | 20.174.006 |
| OBLIGACIONES EN CIRCULACION | 4.690.800 |
| APARTADO PARA PRESTACIONES SOCIALES | 3.279.043 |
| OTROS PASIVOS Y CREDITOS DIFERIDOS | 61.972 |
| | 28.205.821 |
| **Total pasivo** | 104.846.962 |
| **PATRIMONIO** | |
| Capital social | 22.940.094 |
| Actualización de capital social | 39.082.730 |
| Saldo neto actualizado para uso único de futuros aumentos de capital | 106.523.669 |
| Resultado actualizado por traducción de filial extranjera | 189.031 |
| Ganancias Retenidas: | |
| Reserva Legal | 6.202.282 |
| No distribuidas | 31.087.637 |
| Resultado por tenencia de activos no monetarios | 46.211.097 |
| **Total patrimonio** | 252.236.540 |
| **TOTAL PASIVO Y PATRIMONIO** | 357.083.502 |

| | |
|---|---|
| **ACTIVO** | |
| **ACTIVO CIRCULANTE** | |
| Efectivo | 2.671.856 |
| Inversiones temporales | 85.475 |
| | 2.757.331 |
| Efectos y cuentas por cobrar | |
| Comerciales | 22.086.064 |
| Compañías relacionadas | 19.153.601 |
| Empleados | 1.426.160 |
| Deudores diversos | 614.575 |
| | 43.280.400 |
| Anticipos a proveedores | 735.367 |
| Inventarios | 27.890.461 |
| Gastos pagados por anticipado | 129.256 |
| Dividendos por cobrar | 970.000 |
| **Total activo circulante** | 75.762.815 |
| INVERSIONES, Neto | 27.839.040 |
| PROPIEDADES, PLANTA Y EQUIPO, Neto | 29.181.422 |
| CARGOS DIFERIDOS Y OTROS ACTIVOS | 1.942.588 |
| **TOTAL ACTIVO** | 134.725.865 |
| **PASIVO** | |
| **PASIVO CIRCULANTE** | |
| Pagares y sobregiros bancarios | 3.803.736 |
| Porción circulante de prestamos a largo plazo | 8.263.954 |
| Porción circulante de contrato de arrendam. | 10.000.000 |
| Obligaciones emitidas en circulación | 5.000.000 |
| Documentos por pagar | 9.901.417 |
| Cuentas por pagar | |
| Comerciales | 20.676.396 |
| Compañías relacionadas | 13.385.754 |
| Otras | 1.880.012 |
| Gastos acumulados por pagar | 2.764.522 |
| Impuestos por pagar | 1.064.546 |
| **Total pasivo circulante** | 76.740.337 |
| PRESTAMOS A LARGO PLAZO | 20.174.006 |
| OBLIGACIONES EN CIRCULACION | 4.690.800 |
| APARTADO PARA PRESTACIONES SOCIALES | 3.279.043 |
| OTROS PASIVOS Y CREDITOS DIFERIDOS | 474.040 |
| | 28.617.889 |
| **Total pasivo** | 105.358.226 |
| **PATRIMONIO** | |
| Capital social | 11.470.047 |
| Resultados actualizado por traducción de filial extranjera | 189.031 |
| Ganancias Retenidas: | |
| Reserva Legal | 1.083.461 |
| No distribuidas | 16.625.100 |
| **Total patrimonio** | 29.367.639 |
| **TOTAL PASIVO Y PATRIMONIO** | 134.725.865 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**ESTADO DE RESULTADOS**
**Para el año terminado el 31 de diciembre de 2000**
**Expresados en bolívares históricos**

| | |
|---|---|
| Ventas netas | 138.962.71 |
| Costo de ventas | (97.272.84 |
| **Utilidad bruta** | **41.689.86** |
| Gastos de ventas | 18.976.261 |
| Gastos de administración | 7.691.900 |
| | 26.668.161 |
| **Utilidad en operaciones** | **15.021.708** |
| Otros ingresos: | |
| Dividendos Ganados | 1.756.280 |
| Ganancia en ventas de activos | 77.860 |
| Otros, neto | (436.172) |
| | 1.397.968 |
| Ingreso (costo) integral de financiamiento: | |
| Intereses sobre colocaciones | 186.875 |
| Intereses gastos | (9.945.700) |
| Diferencia en cambio, neto | (2.374.945) |
| | (10.735.802) |
| **Utilidad antes de impuesto** | **4.285.906** |
| Provisión para I.S.L.R | 869.103 |
| | 869.103 |
| Utilidad antes de partic.resultados de afiliadas | **3.416.803** |
| Participacion en resultados de afiliadas | 1.389.739 |
| **Utilidad neta** | **4.806.542** |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA**
**Estado de movimiento en las cuentas de patrimonio**
Al 31 de DICIEMBRE de 2001
(Expresado en miles de bolívares)

| | | Utilidades Retenidas | | |
|---|---|---|---|---|
| | Capital social | Reserva legal | No distribuidas | Total patrimonio |
| Saldos al 31 de diciembre de 2000 | 11.470.047 | 1.095.795 | 16.801.798 | 29.367.640 |
| Utilidad neta | | | 21.186.849 | 21.186.849 |
| Dividendos en efectivo | | | (4.588.018) | (4.588.018) |
| Saldos al 31 de diciembre de 2001 | 11.470.047 | 1.095.795 | 33.400.629 | 45.966.471 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA**
**Estado de movimiento en las cuentas de patrimonio**
Reexpresado en moneda constante del 31 de DICIEMBRE de 2001
(Expresado en miles de bolívares constantes al 31 de diciembre de 2001)

| | Capital social | Actualización Capital | Saldo neto actualizado para futuros aumentos de capital | Resultado Acumulado por traduccion de filial extranjera | Utilidades Retenidas: Reserva legal | Utilidades Retenidas: No distribuidas | Resultado por tenencia de activos no monetarios | Total patrimonio |
|---|---|---|---|---|---|---|---|---|
| Saldos al 31 de diciembre de 2000 | 22.940.094 | 46.692.596 | 119.593.551 | 189.031 | 6.963.269 | 34.901.923 | 51.880.950 | 283.161.414 |
| Utilidad neta | | | | | | 3.055.845 | | 3.055.845 |
| Dividendos en efectivo | | | | | | (4.801.224) | | (4.801.224) |
| Resultado por tenencia de activos no monetarios | | | | | | | (10.023.888) | (10.023.888) |
| Saldos al 31 de diciembre de 2001 | 22.940.094 | 46.692.596 | 119.593.551 | 189.031 | 6.963.269 | 33.156.544 | 41.857.062 | 271.392.147 |

REPUBLICA BOLIVARIANA DE VENEZUELA

CNV Comisión Nacional de Valores

CNV-OP- 033

Caracas, 14 FEB 2002

Señores
Manufacturas de Papel, C.A.
(MANPA), S.A.C.A.
Presente.-

Atcn: CARLOS DELFINO T.
Presidente

Tengo a bien dirigirme a usted, en atención a su comunicación consignada por ante el Registro Nacional de Valores en fecha 07 de febrero de 2002, mediante la cual anexan copia del proyecto de convocatoria de la Asamblea General Extraordinaria de Accionistas a celebrarse el día 14 de febrero de 2002.

A los fines del conocimiento público, la misma fue agregada al expediente de esa sociedad en el Registro Nacional de Valores.

Atentamente,

LUCIA SAVATTIERE
Secretario Ejecutivo

REPUBLICA BOLIVARIANA DE VENEZUELA COMISION NACIONAL DE VALORES SECRETARIA EJECUTIVA

JLV/MF/dv.-

EL NACIONAL

MANPA

## Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

| | |
|---|---|
| **Capital Autorizado** | **Bs. 45.880.188.480,oo** |
| **Capital Suscrito** | **Bs. 22.940.094.240,oo** |
| **Capital Pagado** | **Bs. 22.940.094.240,oo** |

## CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 14 de febrero de 2002, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva.

2° Autorizar la reclasificación de la partida patrimonial de los Estados Financieros denominada Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital, de acuerdo con la proposición que presentará la Junta Directiva.

Se participa a los señores accionistas que las proposiciones de la Junta Directiva a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 8 de febrero de 2002

Por **LA JUNTA DIRECTIVA**

**CARLOS DELFINO T.**
**Presidente**

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléf (043) 401219 - 401220
(02) 2..7461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**
**Capital Autorizado Bs. 45.880.188.480,oo**
**Capital Suscrito Bs. 22.940.094.240,oo**
**Capital Pagado Bs. 22.940.094.240,oo**

## CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 14 de febrero de 2002, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

**1°** Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva.

**2°** Autorizar la reclasificación de la partida patrimonial de los Estados Financieros denominada Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital, de acuerdo con la proposición que presentará la Junta Directiva.

Se participa a los señores accionistas que las proposiciones de la Junta Directiva a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente.

Caracas, 8 de febrero de 2002

Por **LA JUNTA DIRECTIVA**

Carlos Delfino

**CARLOS DELFINO T.**
**Presidente**

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

02 FEB 15 AM 8:30
REGISTRO NACIONAL DE VALORES
RECIBIDO

Caracas, 14 de febrero de 2002

Ciudadano
Presidente de la
**COMISION NACIONAL DE VALORES**
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Extraordinaria de Accionistas** de mi representada de esta misma fecha, se decretó un **dividendo extraordinario en efectivo de dos bolívares (Bs. 2,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2000, la cual estableció como fecha de registro (fecha límite de transacción con beneficio) el 22 de febrero de 2002, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el cuarto día hábil siguiente a la fecha de registro, es decir, a partir del 28 de febrero de 2002 (fecha efectiva de registro del beneficio).

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo extraordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

Anexo:
- ✓ Aviso
- ✓ Certificación del Acta de Asamblea
- ✓ Balances 2000

MANPA

COMISION NACIONAL DE VALORES

02 FEB 15 AM 8:30

REGISTRO NACIONAL DE VALORES RECIBIDO

# MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

## Capital Autorizado: Bs. 45.880.188.480,oo
## Capital Suscrito: Bs. 22.940.094.240,oo
## Capital Pagado: Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta compañía que la Asamblea General Extraordinaria de Accionistas celebrada el 14 de febrero de 2002, decretó un dividendo extraordinario en efectivo de Dos Bolívares (Bs. 2,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2000, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 22 de febrero de 2002 (fecha límite de transacción con beneficio), pagadero al cuarto día hábil siguiente a esa fecha, es decir a partir del 28 de febrero de 2002 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° __________ de fecha ______________, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 16 de febrero de 2002

Teléfonos (043) 401224 - 401121
**División Higiénicos**
Teléfonos (043) 407511 - 407413 407534
**División Conversión:**
**Sacos**
Teléfonos (043) 401357 - 401341
**Bolsas**
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(0~) 2397461 - 2392480
**Productos Escolares y de Oficina** ALPES
Teléfonos (041) 332419 - 332405 - 332428
**Transporte** ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ve
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES

02 FEB 15 AM 8:30

REGISTRO NACIONAL DE VALORES RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Extraordinaria de Accionistas** de fecha **14 de febrero de 2002**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **catorce (14) de febrero del dos mil dos (2002)**, siendo las 03:00 p.m., se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en el Diario El Nacional, de fecha 8 de febrero de 2002, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **14 de febrero de 2002, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Acordar un dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva. 2° Autorizar la reclasificación de la partida patrimonial de los Estados Financieros denominada Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital, de acuerdo con la proposición que presentará la Junta Directiva. Se participa a los señores accionistas que las proposiciones de la Junta Directiva a que se refiere esta convocatoria están a su disposición en las oficinas de la compañía desde la fecha de la publicación de la presente. Caracas, 8 de febrero de 2002. Por la Junta Directiva. CARLOS DELFINO T. Presidente.

MANPA



A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **mil novecientos ocho millones quinientos un mil trescientas veintidós (1.908.501.322) acciones**, o sea, más del **ochentitrés por ciento (83%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Punto Unico de la convocatoria** – la cual fue leída -, o sea, **Acordar el dividendo extraordinario a repartir a los accionistas de acuerdo con la proposición que presentará la Junta Directiva.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone decretar un dividendo extraordinario en efectivo de dos (2) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2000, pagadero a los ~~accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio)~~ siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, es decir el 22 de febrero de 2002, pagadero a partir del cuarto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio), es decir a partir del 28 de febrero de 2002. Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas.

De seguida se procedió a considerar el Segundo Punto de la convocatoria, o sea, **Autorizar la reclasificación de la partida patrimonial de los Estados Financieros denominada Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital, de acuerdo con la proposición que presentará la Junta Directiva.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone que la partida patrimonial de los Estados Financieros denominada "Saldo Neto Actualizado para Uso Unico de Futuros Aumentos de Capital" sea reclasificada como partida

patrimonial "Saldo Neto Actualizado de Utilidades Retenidas para Uso Unico de Pagos de Dividendos en Acciones de MANPA o en Acciones de Subsidiarias de MANPA", de acuerdo con la autorización de la Comisión Nacional de Valores contenida en el oficio N° CNV-OP-033 del 4 de febrero de 2002. Dicha cuenta fue creada por la Junta Directiva de la compañía en su sesión N° 808 del 25 de noviembre de 1996.

Sometida a la consideración de la asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Por último la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los catorce (14) días del mes de febrero del año dos mil dos (2.002).

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 14/02/200
SATACORP



MANUFACTURA DE PAPEL C.A. (MANPA)
Estado del Quorum
Extraordinaria

| | | |
|---|---|---|
| Total Accs. | : | 2.294.009.424 |
| Accs. Pres. | : | 1.908.501.322 |
| % Quroum | : | 83,045 |

| | | |
|---|---|---|
| Total Accs. Tipo "A" | : | 2.294.009.424 |
| Total Accs. Tipo "A" Presentes | : | 1.908.501.322 |
| % Quroum Tipo "A" | : | 83,195 |

VENEZOLANO DE CREDI , S.A. BANCO UNIVERSAL     FECHA : 14/02/20(
SATACORP     PAGINA: 1

MANUFACTURA DE PAPEL C.A. (MANPA)
Presentes

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN | 2.598.940 | 0,113 |
| ALVAREZ GONZALEZ VICTOR SEGUNDO | 363.988 | 0,016 |
| ATRAMIZ VALI ELIAS | 100.000 | 0,004 |
| ARIEZ DELFINO GUSTAVO ALFREDO. | 8.750 | 0,000 |
| DIAZ DELFINO MARIAOLGA | 2.677.454 | 0,117 |
| DITTMER MANZANO EGBERT | 119.238 | 0,005 |
| ELLIS ALVAREZ DE LUGO EDWARD. | 78.750 | 0,003 |
| ELLIS GARCIA DE LA CONCHA JOHN | 78.750 | 0,003 |
| FEBRES CORDERO DE PEREZ BEATRIZ E. | 20.764 | 0,001 |
| FEBRES PEREZ JOSE ALBERTO | 12.802 | 0,001 |
| FIORAVANTI MARINA | 92.000 | 0,004 |
| GOMEZ ARRAIZ ROSA ELENA | 3.442.710 | 0,150 |
| GONZALEZ FRANTZIS FREDDY AUGUSTO | 360.000 | 0,016 |
| HEREDIA JUAN BAUTISTA | 40.000 | 0,002 |
| PAPARONI MICALE FERNANDO | 21.000 | 0,001 |
| PAPARONI MICALE FERNANDO CESAR. | 679.000 | 0,030 |
| PAPARONI MICALE JOSE GAETANO | 150.000 | 0,007 |
| REZNICEK WEIRAUCHOVA HANY | 130.200 | 0,006 |
| SOTO APONTE PEDRO JOSE | 7.800 | 0,000 |
| Total Acciones Representadas => | 10.982.146 | 0,479 |
| Total Acciones del Quorum => | 1.908.501.322 | 83,195 |

MANUFACTURA DE PAPEL C.A. (MANPA)
Representantes / Apoderados ( Detallado )

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| **ALVAREZ VICTOR** | **225.626.610** | **9,835** |
| CARPIO DELFINO MIGUEL ENRIQUE. | 229.701 | 0,010 |
| GOMEZ-RUIZ RODRIGUEZ GUSTAVO | 1.252.072 | 0,055 |
| INMOBILIARIA LA ONSEDONIA, C.A | 5.726.851 | 0,250 |
| INVERSIONES 318177, C.A. | 3.000.000 | 0,131 |
| INVERSIONES 222,C.A. | 1.139.510 | 0,050 |
| INVERSIONES KHAFRE, C.A. | 1.821.456 | 0,079 |
| LARRAZABAL GONZALEZ EDUARDO ELIAS | 119.238 | 0,005 |
| MILANASA LLC | 169.433.930 | 7,386 |
| MONTA O CARRASCO CIRILO | 6.560 | 0,000 |
| WHITE SOUL CORP. | 42.897.092 | 1,870 |
| **AÑEZ GUSTAVO** | **92.970.847** | **4,053** |
| AÑEZ DELFINO ALBERTO ENRIQUE. | 3.343 | 0,000 |
| AÑEZ DELFINO ARNALDO JOSE. | 15.246 | 0,001 |
| AÑEZ DELFINO DE UZCATEGUI ANDREINA | 78.750 | 0,003 |
| CONDE DELFINO GUSTAVO EMILIO | 682.080 | 0,030 |
| CONDE DELFINO VALENTINA ISABEL | 10.752 | 0,000 |
| DELFINO DE AÑEZ TERESITA | 79.750 | 0,003 |
| DELFINO DE VERNET VIVANNE VALENTINA | 84.000 | 0,004 |
| DELFINO GOMEZ JOSE IGNACIO | 5.000 | 0,000 |
| INVERSIONES 3 DE OCTUBRE, C.A. | 815.136 | 0,036 |
| INVERSIONES GRUPO 21.C.A. | 2.612 | 0,000 |
| INVERSIONES INVERDELGO, C.A. | 1.133.172 | 0,049 |
| INVERSIONES TEDEA, C.A. | 44.000.000 | 1,918 |
| INVERSIONES TEDEA_C.A. . | 859.800 | 0,037 |
| INVERSORA J-10-64 C.A. | 423.150 | 0,018 |
| INVERSORA CONDEISA C.A. | 682.080 | 0,030 |
| SERV.INMOBILIARIOS 13 DE NOVIEMBRE | 44.096.976 | 1,922 |
| **DE ZAPATA JACQUELINE** | **23.572.500** | **1,028** |
| CORPORACION ANDINA DE FOMENTO | 23.572.500 | 1,028 |
| **FARO ANNABELLA** | **20.257.691** | **0,883** |
| ECONOINVEST CASA DE BOLSA, C.A. | 545.000 | 0,024 |
| ECONOINVEST CASA DE BOLSA, C.A. . | 19.712.691 | 0,859 |
| **GARCIA OSCAR** | **8.165.963** | **0,356** |
| ACTIVALORES SOCIEDAD DE CORRETAJE | 25.000 | 0,001 |
| ACTIVALORES SOCIEDAD DE CORRETAJE A | 8.140.963 | 0,355 |
| **GONZALEZ DE HARRAKA JACINTA** | **323.682** | **0,014** |
| INVERSIONES INVEMA 2000 C.A. | 323.682 | 0,014 |
| **GONZALEZ NELLY** | **991.851.867** | **43,237** |
| BROWN BROTHERS HARRIMAN & CO | 140.000.000 | 6,103 |
| CLARIDGE, LTD. | 350.000.000 | 15,257 |

MANUFACTURA DE PAPEL C.A. (MANPA)
Representantes / Apoderados ( Detallado )

| Nombre Accionista | | Cant. Acciones | | % |
|---|---|---|---|---|
| CONSTRUCTORA TRAMONTANA, C.A. | | 182.400 | | 0,008 |
| DELFINO PARRA ELENA | | 35.932 | | 0,002 |
| DELFINO PARRA ELENA MARGARITA. | | 640.490 | | 0,028 |
| DELFINO THORMAHLEN ALBERTO JOSE | | 4.800.000 | | 0,209 |
| DELFINO THORMAHLEN CARLOS EDUARDO | | 5.110.000 | | 0,223 |
| FUNDACION CARLOS DELFINO | | 100.511.658 | | 4,381 |
| GOMEZ RUIZ ALFREDO. | | 50.442 | | 0,002 |
| GOMEZ-RUIZ SPAGNA ADRIANA (MENOR). | | 10.500 | | 0,000 |
| INMOBILIARIA ARA, S.A. | | 33.600 | | 0,001 |
| INVERSIONES 199, C.A. | | 400.000 | | 0,017 |
| INVERSIONES 2838,C.A. | | 751.400 | | 0,033 |
| INVERSIONES 3240, C.A. | | 107.500 | | 0,005 |
| INVERSIONES 85735, LTD | | 144.939.746 | | 6,318 |
| INVERSIONES 935431, C.A. | | 3.459.960 | | 0,151 |
| INVERSIONES 9861680, C.A. | | 1.600.000 | | 0,070 |
| INVERSIONES CESCARSA, C.A. | | 300.000 | | 0,013 |
| INVERSIONES PALMIRA C.A. | | 126 | | 0,000 |
| INVERSIONES TALBOT, C.A. | | 3.907.906 | | 0,170 |
| INVERSIONES VEIQUEVE, S.A | | 127.600 | | 0,006 |
| MADINA INVESTMENTS LTD. | | 6.039.728 | | 0,263 |
| PAPARONI SANCHEZ GUSTAVO | | 112.000 | | 0,005 |
| PAPARONI SANCHEZ SILVIA | | 112.000 | | 0,005 |
| PROMOCIONES CATETO, S.A. | | 200.000 | | 0,009 |
| RAMIREZ ORTIZ ANGEL JESUS | | 7.969.873 | | 0,347 |
| SANCHEZ DE PAPARONI MARIA CRISTINA | | 112.000 | | 0,005 |
| TECNICA ARENAZO, C.A | | 22.000 | | 0,001 |
| THREE-D INTERNATIONAL MARKETING,INC | | 154.859.960 | | 6,751 |
| TRAVIESO PASSIOS ALFREDO EDUARDO | | 280.000 | | 0,012 |
| VETA HOLDINGS A V V | | 65.175.046 | | 2,841 |
| | | | | |
| **HANNI RESNICEK** | | **18.394.446** | | **0,802** |
| INVERSIONES TOMHAR, C.A. | | 18.394.446 | | 0,802 |
| | | | | |
| **JHON ELLIS DE LA CONCHA** | | **21.433.364** | | **0,934** |
| INVERSIONES 301130 | | 976.890 | | 0,043 |
| INVERSIONES 301130, C.A | | 20.456.474 | | 0,892 |
| | | | | |
| **RIVAS RAMON** | | **455.828.188** | | **19,870** |
| BEAR STEARNS SECURITIES CORP. | 10229771 | 10.225.771 | 0,446 | 0,441 |
| FONDO MUTUAL DE VENEZUELA,F.M.I,C.A | 1034042 | 1.034.042 | 0,045 | 0,045 |
| FONDO MUTUAL DE VENEZUELA.FONDO MUT | 3400000 | 3.400.000 | 0,148 | 0,148 |
| NATSCUMCO(NOMINEE FOR CITIBANK NA | | 441.164.375 | 19,231 | 19,231 |
| | | | | |
| **SUBERO DE DELFINO ADA** | | **37.736.618** | | **1,645** |
| DALMA HOLDINGS A.V.V. | | 4.232.374 | 0,184 | 0,184 |
| DIANDRA HOLDING A.V.V. | | 5.617.374 | 0,245 | 0,245 |
| VILLA ROSA HOLDINGS A.V.V. | 22269496 | 22.269.496 | 0,971 | 0,971 |

COM...

MANUFACTURA DE PAPEL C.A. (MAÑPA)
Representantes / Apoderados ( Detallado )

02 FEB 15 AM 8:31

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| VIRTUOSO HOLDINGS A.V.V. | [illegible]74 | 0,245 |
| **VAZQUEZ JOSE** | **1.357.400** | **0,059** |
| VALORES SANTANDER CASA DE CORRETAJE | 1.357.400 | 0,059 |
| Total Acciones Representadas => | 1.897.519.176 | 82,716 |
| Total Acciones del Quorum => | 1.908.501.322 | 83,195 |

RECIBIDO

MANUFACTURA DE PAPEL C.A. (MANPA)
Especial



| Nombre Accionista | | | Acciones | % |
|---|---|---|---|---|
| ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN | | | | |
| | Acciones Propias | :=> | 2.598.940 | 0,113 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 2.598.940 | 0,113 |
| ALVAREZ VICTOR | | | | |
| | Acciones Propias | :=> | 363.988 | 0,016 |
| | Acciones Representadas | :=> | 225.626.610 | 9,835 |
| | Total Acciones | :=> | 225.990.598 | 9,851 |
| ATRAMIZ VALI ELIAS. | | | | |
| | Acciones Propias | :=> | 100.000 | 0,004 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 100.000 | 0,004 |
| AREZ GUSTAVO | | | | |
| | Acciones Propias | :=> | 8.750 | 0,000 |
| | Acciones Representadas | :=> | 92.970.847 | 4,053 |
| | Total Acciones | :=> | 92.979.597 | 4,053 |
| DE ZAPATA JACQUELINE | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 23.572.500 | 1,028 |
| | Total Acciones | :=> | 23.572.500 | 1,028 |
| DIAZ DELFINO MARIAOLGA | | | | |
| | Acciones Propias | :=> | 2.677.454 | 0,117 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 2.677.454 | 0,117 |
| DITTMER MANZANO EGBERT | | | | |
| | Acciones Propias | :=> | 119.238 | 0,005 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 119.238 | 0,005 |
| ELLIS ALVAREZ DE LUGO EDWARD. | | | | |
| | Acciones Propias | :=> | 78.750 | 0,003 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 78.750 | 0,003 |
| FARO ANNABELLA | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 20.257.691 | 0,883 |
| | Total Acciones | :=> | 20.257.691 | 0,883 |

MANUFACTURA DE PAPEL C.A. (MANPA)
Especial

COMISION NACIONAL DE VALORES RECIBIDO 02 FEB 15 AM 8:31

| Nombre Accionista | | | Cant. Acciones | % |
|---|---|---|---|---|
| FEBRES CORDERO DE PEREZ BEATRIZ E. | | | | |
| | Acciones Propias | :=> | 20.764 | 0,001 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 20.764 | 0,001 |
| FEBRES PEREZ JOSE ALBERTO | | | | |
| | Acciones Propias | :=> | 12.802 | 0,001 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 12.802 | 0,001 |
| FIORAVANTI MARINA | | | | |
| | Acciones Propias | :=> | 92.000 | 0,004 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 92.000 | 0,004 |
| GARCIA OSCAR | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 8.165.963 | 0,356 |
| | Total Acciones | :=> | 8.165.963 | 0,356 |
| GOMEZ ARRAIZ ROSA ELENA | | | | |
| | Acciones Propias | :=> | 3.442.710 | 0,150 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 3.442.710 | 0,150 |
| GONZALEZ DE HARRAKA JACINTA | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 323.682 | 0,014 |
| | Total Acciones | :=> | 323.682 | 0,014 |
| GONZALEZ FRANTZIS FREDDY AUGUSTO | | | | |
| | Acciones Propias | :=> | 360.000 | 0,016 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 360.000 | 0,016 |
| GONZALEZ NELLY | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 991.851.867 | 43,237 |
| | Total Acciones | :=> | 991.851.867 | 43,237 |
| HANNI RESNICEK | | | | |
| | Acciones Propias | :=> | 130.200 | 0,006 |
| | Acciones Representadas | :=> | 18.394.446 | 0,802 |
| | Total Acciones | :=> | 18.524.646 | 0,808 |

MANUFACTURA DE PAPEL C.A. (MANPA)
Especial

02 FEB 15 AM 8:31
RECIBIDO

| Nombre·Accionista | | | Cant. Acciones | % |
|---|---|---|---|---|
| HEREDIA JUAN BAUTISTA | | | | |
| | Acciones Propias | :=> | 40.000 | 0,002 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 40.000 | 0,002 |
| JHON ELLIS DE LA CONCHA | | | | |
| | Acciones Propias | :=> | 78.750 | 0,003 |
| | Acciones Representadas | :=> | 21.433.364 | 0,934 |
| | Total Acciones | :=> | 21.512.114 | 0,938 |
| PAPARONI MICALE FERNANDO | | | | |
| | Acciones Propias | :=> | 700.000 | 0,031 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 700.000 | 0,031 |
| PAPARONI MICALE JOSE GAETANO | | | | |
| | Acciones Propias | :=> | 150.000 | 0,007 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 150.000 | 0,007 |
| RIVAS RAMON | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 455.828.188 | 19,870 |
| | Total Acciones | :=> | 455.828.188 | 19,870 |
| SOTO APONTE PEDRO JOSE | | | | |
| | Acciones Propias | :=> | 7.800 | 0,000 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 7.800 | 0,000 |
| SUBERO DE DELFINO ADA | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 37.736.618 | 1,645 |
| | Total Acciones | :=> | 37.736.618 | 1,645 |
| VAZQUEZ JOSE | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 1.357.400 | 0,059 |
| | Total Acciones | :=> | 1.357.400 | 0,059 |
| | Total Acciones General | :=> | 1.908.501.322 | 83,195 |